

Mail Stop 4720

June 1, 2010

William A. Long
President and Chief Executive Officer
Yadkin Valley Financial Corporation
209 North Bridge Street
Elkin, North Carolina 28621-3404

     Re: Yadkin Valley Financial Corporation
              Form 10-K
              Filed March 5, 2010
              File No. 001-366367

Dear Mr. Long:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Financial Condition, page 37

1. We note disclosure that during 2009 you continued selling mortgage loans mostly to various investors with servicing released and to a lesser extent to the Federal National Mortgage Association and Federal Home Loan Mortgage Corporation with servicing retained. We further note that your originations and sales of these mortgage loans were $1.6B during the year ended December 31, 2009. Please tell us and revise your

future filings to discuss your repurchase and warranties exposure relating to these loan sales, previous repurchase experience and related provisioning, in addition to the amounts accrued as of December 31, 2009 and March 31, 2010 and how these amounts were determined, as applicable.

Note 10. Income Taxes, page 93

2. We note that you reported a net loss of $83.9M before income taxes for year ended December 31, 2009, which results in a three year cumulative loss position. Please tell us how you considered whether or not to record any valuation allowance against your deferred tax assets as of December 31, 2009. In addition, please address the following as of December 31, 2009, and revise your future filings beginning with your June 30, 2010 Form 10-Q accordingly:

    -   Provide detailed disclosure of both the positive and negative evidence considered to overcome the significant negative evidence of your cumulative losses in determining the extent of any valuation allowance. Refer to paragraph ASC 740-10-30-21;
    -   Provide a tabular roll forward of any valuation allowance;
    -   Clearly disclose the expiration of your loss carryforwards;
    -   To the extent that you believe a full valuation allowance is not warranted, provide clear disclosure confirming that you believe that it is "more likely than not" that future earnings will be sufficient to realize the remaining deferred tax assets. Refer to paragraph ASC 740-10-30-5; and
    -   To the extent that you are relying upon tax planning strategies or the offset of deferred tax liabilities in lieu of future taxable income for the realization of your deferred tax assets, disclose that fact and provide a brief description of such strategies.

Part II. Signature page

3. Please amend the signature page to identify either the Principal Accounting Officer or the Controller, as required by General Instruction D(2)(a) of Form 10-K.

Schedule 14A Proxy Materials
Compensation Philosophy and Objectives of Our Compensation Programs, page 20

4. In future filings discuss policies and reasons for all compensation paid. We do not see a discussion of how and why the decision was made to grant options to all named executive officers for 2009. Please advise us how the decision was made to grant the opinions.

Summary Compensation Table, page 32

5. In footnote 1 you refer to footnote 13 in the "Original Filing." In future filings, please be more specific in your cross reference.

6. In future filings, include the aggregate grant date fair value of the option awards. See Item 402(c)(2)(vi).

Effect of Staff Compensation Policies for Non-Executive Employees on Risk, page 31

7. We note the statement that a report made to the Compensation Committee by the Chief Risk Officer, independent consultant and others concluded that "[t]here were a few plans that require internal controls to prevent undue risk taking." In future filings, please provide the disclosure required by Item 402(s) on the compensation policies and practices as they relate to risk-taking incentives, including how your incentives create risks that are reasonably likely to have a material adverse effect on the company, material adjustments made to compensation policies as a result of changes in risk profile and the extent of monitoring compensation policies to determine whether risk management objectives are being met.

Certain Relationships and Related Transactions, page 38

8. In future filings, revise the disclosure to state, if true, that loans were made, not "generally made," in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for *comparable loans with persons not related to the lender*. For the updated disclosure requirements, refer to Instruction 4(c) to item 404(a) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Provision and Allowance for Loan Losses, page 28

9. We note disclosure that during the quarter you revised your loan loss methodology for determining your general allowance to use multiple data points to incorporate twelve month averages of default trends and historical charge-offs rather than a single data point used in prior quarters. Please explain in further detail by comparing and contrasting this revised methodology to the previous methodology including how you determined this to be more relevant in determining your general allowance.

10. As a related matter, we also note that your general allowance for loan losses decreased from $37.6M as of December 31, 2009 to $32.6M as of March 31, 2010 due in part to the migration of $17.9M of loans from a general allowance to a specific allowance. Please address the following:

- Quantify the amount of the decrease to your general allowance that is attributable to the migration and subsequent charge-off of $17.9M substandard and watch construction and commercial real estate loans;
- Quantify the amount of the decrease to your general allowance that is attributed to the revision of your general allowance methodology as a result of incorporating multiple data points for historical defaults and charge-offs rather than use of a single data point; and
- Given the significant provisions and charge-offs recorded during 2009 and into 2010, which are incorporated into your general allowance determination, in addition to the fact that your loan portfolio has remained relatively consistent (i.e. gross loan balance and loan concentrations) as of March 31, 2010 as compared to December 31, 2009, please tell us further how you determined a $5M reduction to your general allowance.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3423 with any questions on the financial and accounting comments. Please contact Jessica Livingston at 202-551-3448 or me at 202 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief
Financial Services Group